

Mail Stop 3561   January 6, 2016

<u>Via E-mail</u>
Joanne C. Crevoiserat
Chief Financial Officer
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, OH 43054

> **Re: Abercrombie & Fitch Co.**
> **Form 10-K for the Fiscal Year Ended January 31, 2015**
> **Filed March 30, 2015**
> **File No. 001-12107**

Dear Ms. Crevoiserat:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 31, 2015</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Liquidity and Capital Resources</u>
<u>Future Cash Requirements and Sources of Cash, page 33</u>

1.   Based upon your significant foreign operations, in future filings please disclose the amount of the amount of cash and short term investments held by foreign subsidiaries. Please provide us with your proposed disclosure to be included in future filings.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations and Comprehensive (Loss) Income, page 41

2.　　It appears from your disclosure that depreciation and amortization expense is recorded within store and distribution expense and not within cost of goods sold. In future filings, please revise the cost of goods sold line item to indicate that it excludes depreciation and amortization. Please refer to the guidance in SAB Topic 11. B. Please provide us with your proposed disclosure to be included in future filings.

Notes to Consolidated Financial Statements
11. Income Taxes, page 60

3.　　We note your disclosure that the jurisdictional location of earnings/losses is a significant component of your effective tax rate. In future filings please provide additional details regarding the composition of the taxation of non-U.S. operations to disclose which of your foreign jurisdictions had a significant impact on your taxation of non-U.S. operations for each period presented and the pre-tax income and effective tax rates of those jurisdictions. Please provide us with your proposed disclosure to be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining